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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

CODORUS VALLEY BANCORP, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $2.50 PER SHARE
(Title of Class of Securities)
192025104
(Cusip Number)
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	192025104

1	NAMES OF REPORTING PERSONS PEOPLESBANK, A CODORUS VALLEY COMPANY, TRUST AND INVESTMENT SERVICES DIVISION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	COMMONWEALTH OF PENNSYLVANIA

	5	SOLE VOTING POWER

NUMBER OF		97,757

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		98,299

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		85,991

WITH:	8	SHARED DISPOSITIVE POWER

		110,065

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	196,056

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.88%

12	TYPE OF REPORTING PERSON

	BK*
*BANK TRUST DEPARTMENT

SCHEDULE 13G
Reporting Person

Filed by: PeoplesBank, A Codorus Valley Company, Trust and Investment Services Division

With: Securities and Exchange Commission Washington, D.C. 20549

Calendar Year: Covered	2008
Item 1 (a) Name of Issuer:
Codorus Valley Bancorp, Inc.
Item 1 (b) Address of Issuer’s Principal Executive Offices:
105 Leader Heights Road
P. O. Box 2887
York, PA 17405-2887
Item 2 (a) Name of Person Filing:
Stephen M. Altland, Vice President & Senior Trust Advisor
Trust and Investment Services Division
PeoplesBank, A Codorus Valley Company
Item 2 (b) Address of Principal Business Office or, if none, Residence:
105 Leader Heights Road
P. O. Box 2887
York, PA 17405-2887
Item 2 (c) Citizenship:
Commonwealth of Pennsylvania
Item 2 (d) Title of Class of Securities:
Common Stock, par value $2.50 per share
Item 2 (e) Cusip Number:
192025104
Item 3: If this statement is filed pursuant to Rule 13d-1 (b), or 13d-2 (b) (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☑ Bank as defined in Section 3 (a) (6) of the Act.

(c)	☐ Insurance Company as defined in Section 3 (a) (19) of the Act.

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b) (1) (ii)(E).

(f)	☐ Employee benefit plan, or endowment fund in accordance with Section 240.13d-1 (b)(1)(ii)(F).

(g)	☐ Parent holding company or central person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐ Group, in accordance with rule 13d-1(b)(1)(ii)(J).
Item 4 Ownership (as of December 31, 2008):
(a)	Amount Beneficially owned:

196,056 shares of Common Stock, par value $2.50 per share.

(b)	Percent of Class: 4.88%

(c)	Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 97,757

(ii)	Shared power to vote or to direct the vote: 98,299

(iii)	Sole power to dispose or to direct the disposition of: 85,991

(iv)	Shared power to dispose or to direct the disposition of: 110,065
Item 5 Ownership of 5% or less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more that five percent of the class of securities, check the following: ☑
Item 6 Ownership of More than 5% on Behalf of Another Person:
Not Applicable

Item 7	Identification and Classification of the Subsidiary, which acquired the security being reported on by the parent holding company:
Not Applicable
Item 8 Identification and Classification of Members of the Group:
Not Applicable
Item 9 Notice of Dissolution of Group:
Not Applicable

Item 10 Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Stephen M. Altland
Date: 2/4/2009	Stephen M. Altland
Vice President and Senior Trust Advisor PeoplesBank, A Codorus Valley Company Trust and Investment Services Division 105 Leader Heights Road York, PA 17403

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